Liquid Media Group Closes Brokered Private Placement for US$3.2M

Vancouver, BC – October 17, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) is pleased to announce it has closed the first tranche of its previously announced brokered private placement financing with Mackie Research Capital Corporation (the “Agent”) for total gross proceeds of US$3,200,000 (the “Offering”).

Pursuant to the Offering, the Company issued 800,000 units (the “Units”) at a price of US$4.00 per Unit. Each Unit is comprised of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to acquire one additional common share of the Company for a period of 36 months from the date of closing at an exercise price of US$5.00.

In connection with the closing of the Offering, the Company paid customary closing fees and commissions which are being allocated as per the agency agreement.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
media@primorisgroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.